Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: American Chartered Bancorp, Inc.
Filer’s Commission File Number: 001-36599

MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607
(888) 422-6562
NASDAQ: MBFI

PRESS RELEASE

For Information at MB Financial, Inc. Contact:
Berry Allen - Investor Relations
E-Mail: beallen@mbfinancial.com

FOR IMMEDIATE RELEASE

MB FINANCIAL, INC. REPORTS FOURTH QUARTER 2015 RESULTS

CHICAGO, January 22, 2016 – MB Financial, Inc. (NASDAQ: MBFI), the holding company for MB Financial Bank, N.A., today announced 2015 fourth quarter net income available to common stockholders of $41.6 million, or $0.56 per diluted common share, compared to $38.3 million, or $0.51 per diluted common share, last quarter and $34.1 million, or $0.45 per diluted common share, in the fourth quarter a year ago.  Annual net income available to common stockholders for 2015 was $150.9 million compared to $82.1 million for 2014. Diluted earnings per common share were $2.02 for 2015 compared to $1.31 for 2014.

Highlights Include:

Loan Growth During the Quarter

Loan balances, excluding purchased credit-impaired loans, increased $419.1 million (+4.5%, or +18.0% annualized) during the fourth quarter of 2015 primarily due to growth in commercial-related loans.

			Change from 9/30/2015 to 12/31/2015
(Dollars in thousands)	12/31/2015	9/30/2015	Amount	Percent
Commercial-related credits:
Commercial loans	$3,616,286	$3,440,632	$175,654	5.1%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,779,072	1,693,540	85,532	5.1
Commercial real estate	2,695,676	2,580,009	115,667	4.5
Construction real estate	252,060	255,620	(3,560)	(1.4)
Total commercial-related credits	8,343,094	7,969,801	373,293	4.7
Other loans:
Residential real estate	628,169	607,171	20,998	3.5
Indirect vehicle	384,095	345,731	38,364	11.1
Home equity	216,573	223,173	(6,600)	(3.0)
Consumer loans	80,661	87,612	(6,951)	(7.9)
Total other loans	1,309,498	1,263,687	45,811	3.6
Total loans, excluding purchased credit-impaired	9,652,592	9,233,488	419,104	4.5
Purchased credit-impaired	141,406	155,693	(14,287)	(9.2)
Total loans	$9,793,998	$9,389,181	$404,817	4.3%

Deposit Growth During the Quarter

•	Non-interest bearing deposits increased $193.1 million (+4.4%, or +17.3% annualized) during the fourth quarter of 2015 and comprised 40% of total deposits at quarter-end.

•	Low cost deposits increased $229.1 million (+2.4%, or +9.6% annualized) in the fourth quarter of 2015 and continued to represent 84% of total deposits at quarter-end.

			Change from 9/30/2015 to 12/31/2015
(Dollars in thousands)	12/31/2015	9/30/2015	Amount	Percent
Low cost deposits:
Non-interest bearing deposits	$4,627,184	$4,434,067	$193,117	4.4%
Money market and NOW	4,144,633	4,129,414	15,219	0.4
Savings	974,555	953,746	20,809	2.2
Total low cost deposits	9,746,372	9,517,227	229,145	2.4
Certificates of deposit:
Certificates of deposit	1,244,292	1,279,842	(35,550)	(2.8)
Brokered certificates of deposit	514,551	457,509	57,042	12.5
Total certificates of deposit	1,758,843	1,737,351	21,492	1.2
Total deposits	$11,505,215	$11,254,578	$250,637	2.2%

Key Earnings Components as Compared to the Prior Quarter

•
Net interest income on a fully tax equivalent basis increased $6.1 million (+5.0%) to $129.1 million in the fourth quarter of 2015 compared to the prior quarter primarily due to an increase in average loans outstanding.

•
Net interest margin on a fully tax equivalent basis, excluding accretion on loans acquired in the Taylor Capital merger, increased seven basis points from the prior quarter to 3.56% due to a favorable mix shift to higher yielding loans.

•
Core non-interest income was $75.1 million compared to $82.8 million in the prior quarter. Mortgage banking revenue decreased $4.2 million as a result of reduced origination fees due to lower loan origination volume. Lease financing revenues decreased $4.1 million due to reduced revenue from the sale of third-party equipment maintenance contracts and lower promotional revenue.

•
Core non-interest expense decreased $3.9 million compared to the prior quarter. Salaries and employee benefits expense declined due to reduced commission expense as a result of lower lease financing and mortgage banking revenues. Salaries and employee benefits expense also decreased due to lower health insurance expense.

•
Merger related and repositioning expenses were impacted by the reversal of an accrual for a potential contingent loss we assumed in connection with the Taylor Capital merger that we currently believe is no longer required.

The following table presents the calculation of operating earnings available to common stockholders (in thousands):

				Year Ended
				December 31,
	4Q15	3Q15	4Q14	2015	2014
Net income - as reported	$43,607	$40,278	$36,125	$158,948	$86,101
Less non-core items:
Net (loss) gain on investment securities	(3)	371	491	(176)	(2,525)
Net gain (loss) on sale of other assets	—	1	3,476	(2)	3,452
Gain on extinguishment of debt	—	—	—	—	1,895
Merger related and repositioning expenses	4,186	(389)	(6,494)	(5,506)	(34,823)
Prepayment fees on interest bearing liabilities	—	—	—	(85)	—
Loss on low to moderate income real estate investment	—	—	—	—	(2,124)
Contingent consideration expense - Celtic acquisition	—	—	—	—	(10,600)
Contribution to MB Financial Charitable Foundation	—	—	(3,250)	—	(3,250)
Total non-core items	4,183	(17)	(5,777)	(5,769)	(47,975)
Income tax expense on non-core items	1,140	(6)	(2,314)	(2,809)	(13,730)
Non-core items, net of tax	3,043	(11)	(3,463)	(2,960)	(34,245)
Operating earnings	40,564	40,289	39,588	161,908	120,346
Dividends on preferred shares	2,000	2,000	2,000	8,000	4,000
Operating earnings available to common stockholders	$38,564	$38,289	$37,588	$153,908	$116,346
Diluted operating earnings per common share	$0.52	$0.51	$0.50	$2.06	$1.86
Weighted average common shares outstanding for diluted operating earnings per common share	73,953,165	75,029,827	75,130,331	74,849,030	62,573,406

Credit Quality Metrics

•
Legacy provision for credit losses (not related to loans acquired in the Taylor Capital merger) in the fourth quarter of 2015 was $6.8 million as compared to a provision of $1.2 million in the third quarter of 2015. This increase was driven by strong loan growth in the quarter. During the fourth quarter of 2015, no provision for credit losses was recorded for the Taylor Capital loans compared to a provision of $4.1 million in the third quarter of 2015. No provision was recorded in the current period due to better than expected credit performance and favorable changes in portfolio mix and loan risk ratings. Total provision for credit losses was $6.8 million in the fourth quarter of 2015 compared to $5.4 million in the third quarter of 2015.

•	Non-performing loans increased by $13.9 million and potential problem loans increased by $17.0 million from September 30, 2015, while purchased credit-impaired loans decreased by $14.3 million.

•	The ratio of non-performing loans to total loans was 1.13% at December 31, 2015 and 1.03% at September 30, 2015.

•	The ratio of allowance for loan and lease losses to non-performing loans was 116.02% at December 31, 2015 compared to 129.04% at September 30, 2015.

Acquisitions

•
On December 31, 2015, we completed the previously announced acquisition of MSA Holdings, LLC, ("MSA") the parent company of MainStreet Investment Advisors, LLC and Cambium Asset Management, LLC. We recorded $13.5 million in goodwill and $8.8 million in other intangibles as a result of this acquisition.

•
In November 2015, we announced the pending acquisition of American Chartered Bancorp, Inc. ("American Chartered"), the parent company of American Chartered Bank. American Chartered operates 15 banking offices in the Chicago area and, as of September 30, 2015, had approximately $2.8 billion in total assets, $2.0 billion in loans, and $2.2 billion in deposits, of which approximately half were non-interest bearing. The transaction, which is subject to customary regulatory approvals and the approval of American Chartered stockholders, is expected to close around June 30, 2016.

RESULTS OF OPERATIONS

Fourth Quarter and Annual Results

Net Interest Income

			Change from 3Q15 to 4Q15		Change from 4Q14 to 4Q15	Year Ended		Change from 2014 to 2015
						December 31,
	4Q15	3Q15		4Q14		2015	2014
(dollars in thousands)
Net interest income - fully tax equivalent	$129,076	$122,988	+5.0%	$126,057	+2.4%	$492,686	$374,414	+31.6%
Net interest margin - fully tax equivalent	3.86%	3.73%	+0.13	4.01%	-0.15	3.84%	3.77%	+0.07
Net interest margin - fully tax equivalent, excluding acquisition accounting discount accretion on Taylor Capital loans	3.56%	3.49%	+0.07	3.63%	-0.07	3.56%	3.59%	-0.03

Reconciliations of net interest income - fully tax equivalent to net interest income, as reported, net interest margin - fully tax equivalent to net interest margin and net interest margin - fully tax equivalent, excluding acquisition accounting discount accretion on Taylor Capital loans to net interest margin are set forth in the tables in the "Net Interest Margin" section.

Net interest income on a fully tax equivalent basis increased $6.1 million in the fourth quarter of 2015 compared to the prior quarter primarily due to growth in average loan balances.

Our net interest margin on a fully tax equivalent basis, excluding accretion of the acquisition accounting discount recorded on loans acquired in the Taylor Capital merger, increased seven basis points to 3.56% for the fourth quarter of 2015 compared to 3.49% for the prior quarter primarily due to a favorable mix shift to higher yielding loans.

Our net interest margin on a fully tax equivalent basis, excluding accretion of the acquisition accounting discount recorded on loans acquired in the Taylor Capital merger, decreased seven basis points to 3.56% for the fourth quarter of 2015 compared to 3.63% for the fourth quarter of 2014 primarily due to the decrease in average yields earned on loans (excluding accretion).

Net interest income on a fully tax equivalent basis increased in 2015 compared to the prior year primarily due to an increase in interest earning assets (loans and investment securities) as a result of the Taylor Capital merger. Our net interest margin on a fully tax equivalent basis, excluding accretion of the acquisition accounting discount recorded on loans acquired in the Taylor Capital merger, decreased three basis points to 3.56% for 2015 compared to 3.59% for the prior year. This decrease was primarily due to a decrease in average yields earned on loans (excluding accretion).

See the supplemental net interest margin tables for further detail.

Non-interest Income (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Core non-interest income:
Key fee initiatives:
Lease financing, net	$15,937	$20,000	$15,564	$25,080	$18,542	$76,581	$64,310
Mortgage banking revenue	26,542	30,692	35,648	24,544	29,080	117,426	46,149
Commercial deposit and treasury management fees	11,711	11,472	11,062	11,038	10,720	45,283	34,315
Trust and asset management fees	6,077	6,002	5,752	5,714	5,515	23,545	21,839
Card fees	3,651	3,335	4,409	3,927	3,900	15,322	13,741
Capital markets and international banking service fees	2,355	2,357	1,508	1,928	1,648	8,148	5,458
Total key fee initiatives	66,273	73,858	73,943	72,231	69,405	286,305	185,812

Consumer and other deposit service fees	3,440	3,499	3,260	3,083	3,335	13,282	12,788
Brokerage fees	1,252	1,281	1,543	1,678	1,350	5,754	5,176
Loan service fees	1,890	1,531	1,353	1,485	1,864	6,259	4,814
Increase in cash surrender value of life insurance	864	852	836	839	865	3,391	3,381
Other operating income	1,344	1,730	2,098	2,102	2,577	7,274	5,683
Total core non-interest income	75,063	82,751	83,033	81,418	79,396	322,265	217,654

Non-core non-interest income:
Net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Gain on extinguishment of debt	—	—	—	—	—	—	1,895
Increase (decrease) in market value of assets held in trust for deferred compensation (1)	565	(872)	7	306	315	6	829
Total non-core non-interest income	562	(500)	(84)	(150)	4,282	(172)	3,651

Total non-interest income	$75,625	$82,251	$82,949	$81,268	$83,678	$322,093	$221,305

(1)	Resides in other operating income in the consolidated statements of operations.

Core non-interest income for the fourth quarter of 2015 decreased 9.3% from the third quarter of 2015.

•	Mortgage banking revenue decreased as the result of reduced origination fees due to lower loan origination volume.

•	Lease financing revenue decreased primarily due to a decrease in revenue from the sale of third-party equipment maintenance contracts and lower promotional revenue.

•	Card fees increased due to an increase in prepaid and credit card fees.

•	Commercial deposit and treasury management fees increased due to new business.

Core non-interest income for the year ended December 31, 2015 increased 48.1% compared to the year ended December 31, 2014.

•	Mortgage banking revenue increased due to mortgage operations acquired through the Taylor Capital merger.

•	Leasing revenues increased due to higher fees and promotional revenue from the sale of third-party equipment maintenance contracts and higher lease residual realization.

•	Commercial deposit and treasury management fees increased due to new customer activity as well as the increased customer base as a result of the Taylor Capital merger.

•	Capital markets and international banking services fees increased due to higher swap and syndication fees partly offset by a decrease in M&A advisory fees.

•	Trust and asset management fees increased due to the addition of new customers.

•
Card fees increased due to a new payroll prepaid card program that started in the second quarter of 2014 as well as higher debit and credit card fees. This increase was partly offset by the impact from being subject to the Durbin amendment of the Dodd-Frank Act for the first time in the third quarter of 2015, which decreased card fees by approximately $2.4 million in 2015.

•	Other operating income increased due to higher earnings from investments in Small Business Investment Companies.

•	Loan service fees increased due to increased unused line fees.

Non-interest Expense (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Core non-interest expense: (1)
Salaries and employee benefits	$84,356	$88,760	$86,138	$84,447	$83,242	$343,701	$238,856
Occupancy and equipment expense	12,935	12,456	12,081	12,763	13,757	50,235	44,167
Computer services and telecommunication expense	8,548	8,558	8,407	8,634	8,612	34,147	24,786
Advertising and marketing expense	2,549	2,578	2,497	2,446	2,233	10,070	8,310
Professional and legal expense	2,715	1,496	1,902	2,480	2,184	8,593	7,542
Other intangible amortization expense	1,546	1,542	1,509	1,518	1,617	6,115	5,501
Net (gain) loss recognized on other real estate owned (A)	(256)	520	662	888	(120)	1,814	1,554
Net (gain) loss recognized on other real estate owned related to FDIC transactions (A)	(549)	65	(88)	(273)	(27)	(845)	446
Other real estate expense, net (A)	76	(8)	150	281	433	499	1,575
Other operating expenses	18,932	18,782	18,238	18,276	18,514	74,228	52,419
Total core non-interest expense	130,852	134,749	131,496	131,460	130,445	528,557	385,156

Non-core non-interest expense: (1)
Merger related and repositioning expenses (B)	(4,186)	389	1,234	8,069	6,494	5,506	34,823
Prepayment fees on interest bearing liabilities	—	—	—	85	—	85	—
Loss on low to moderate income real estate investment (C)	—	—	—	—	—	—	2,124
Contingent consideration - Celtic acquisition (C)	—	—	—	—	—	—	10,600
Contribution to MB Financial Charitable Foundation (C)	—	—	—	—	3,250	—	3,250
Increase (decrease) in market value of assets held in trust for deferred compensation (D)	565	(872)	7	306	315	6	829
Total non-core non-interest expense	(3,621)	(483)	1,241	8,460	10,059	5,597	51,626

Total non-interest expense	$127,231	$134,266	$132,737	$139,920	$140,504	$534,154	$436,782

(1)
Letters denote the corresponding line items where these non-core non-interest expense items reside in the consolidated statements of operations as follows:  A – Net loss (gain) recognized on other real estate owned and other expense, B – See merger related expenses table below, C – Other operating expenses, D – Salaries and employee benefits.

Core non-interest expense decreased by $3.9 million, or 2.9%, from the third quarter to the fourth quarter of 2015.

•
Salaries and employee benefits expense decreased due to reduced commission expense as a result of lower lease financing and mortgage banking revenue. Salaries and employee benefits expense also decreased due to lower health insurance expense.

•	Core non-interest expense was also impacted by gains this quarter on other real estate owned compared to losses in the prior quarter.

•	Occupancy and equipment expense increased due to higher repair and maintenance expense as well as higher depreciation expense.

•	Professional and legal expense increased due to an increase in legal fees.

Core non-interest expense increased by $143.4 million, or 37.2%, from the year ended December 31, 2014 to the year ended December 31, 2015 primarily due to the Taylor Capital merger. Other explanations for changes are as follows:

•	Other operating expense increased as a result of an increase in filing and other loan expense and higher FDIC assessments due to our larger balance sheet.

•	Computer services and telecommunication expenses increased due to an increase in spending on IT security and other IT projects.

•	Advertising and marketing expense was higher due to increased advertising and sponsorships.

•	Professional and legal expense increased due to higher consulting expense.

The following table presents the detail of the merger related and repositioning expenses (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Merger related and repositioning expenses:
Salaries and employee benefits	$(212)	$3	$—	$33	$1,926	$(176)	$16,289
Occupancy and equipment expense	—	2	96	177	301	275	743
Computer services and telecommunication expense	(103)	9	130	270	1,397	306	6,892
Advertising and marketing expense	2	—	—	—	84	2	544
Professional and legal expense	1,454	305	511	190	258	2,460	7,110
Branch exit and facilities impairment charges	616	70	438	7,391	2,270	8,515	2,270
Other operating expenses	(5,943)	—	59	8	258	(5,876)	975
Total merger related and repositioning expenses	$(4,186)	$389	$1,234	$8,069	$6,494	$5,506	$34,823

Other operating expenses for the fourth quarter of 2015 were impacted by the reversal of an accrual for a potential contingent loss we assumed in connection with the Taylor Capital merger that we currently believe is no longer required. This was for a previously disclosed matter related to a former deposit program relationship that Taylor Capital’s subsidiary bank, Cole Taylor Bank, had with an organization that provides electronic financial disbursements and payment services to the higher education industry.

Professional and legal expense in the fourth quarter of 2015 included expenses related to the acquisition of MSA and the pending acquisition of American Chartered. All other expenses in that period and prior periods related to the Taylor Capital merger.

Income Tax Expense

Income tax expense was $19.8 million for the fourth quarter of 2015 compared to $18.3 million for the third quarter of 2015. The increase in income tax expense was primarily due to the $4.8 million increase in income before taxes from $58.6 million in the third quarter of 2015 to $63.4 million in the fourth quarter of 2015.

Operating Segments

The Company's operations consist of three reportable operating segments: Banking, Leasing and Mortgage Banking. Our Banking Segment generates its revenues primarily from its lending and deposit gathering activities. Our Leasing Segment generates its revenues through lease originations and related services offered through the Company's leasing subsidiaries: LaSalle Systems Leasing, Inc., Celtic Leasing Corp. and MB Equipment Finance, LLC. Our Mortgage Banking Segment originates residential mortgage loans for sale to investors through its retail and third party origination channels as well as residential mortgage loans held in our loan portfolio. The Mortgage Banking Segment also services residential mortgage loans owned by investors and the Company.

The following table presents summary financial information, adjusted for funds transfer pricing and internal allocations of certain expenses, for the reportable segments (in thousands):

	Banking	Leasing	Mortgage Banking	Non-core Items	Consolidated
Three months ended December 31, 2015
Net interest income	$111,691	$2,714	$7,364	$—	$121,769
Provision for credit losses	6,654	—	104	—	6,758
Net interest income after provision for credit losses	105,037	2,714	7,260	—	115,011
Non-interest income:
Lease financing, net	1,180	14,757	—	—	15,937
Mortgage origination fees	—	—	17,596	—	17,596
Mortgage servicing fees	—	—	8,946	—	8,946
Other non-interest income	32,337	802	10	(3)	33,146
Total non-interest income	33,517	15,559	26,552	(3)	75,625
Non-interest expense:
Salaries and employee benefits	54,655	7,474	22,792	(212)	84,709
Occupancy and equipment expense	10,344	855	1,736	—	12,935
Computer services and telecommunication expense	6,200	340	2,008	(103)	8,445
Professional and legal expense	1,709	328	678	1,454	4,169
Other operating expenses	15,757	1,501	5,040	(5,325)	16,973
Total non-interest expense	88,665	10,498	32,254	(4,186)	127,231
Income before income taxes	49,889	7,775	1,558	4,183	63,405
Income tax expense	14,998	3,037	623	1,140	19,798
Net income	$34,891	$4,738	$935	$3,043	$43,607
Three months ended September 30, 2015
Net interest income	$104,714	$2,832	$8,423	$—	$115,969
Provision for credit losses	4,965	242	151	—	5,358
Net interest income after provision for credit losses	99,749	2,590	8,272	—	110,611
Non-interest income:
Lease financing, net	637	19,363	—	—	20,000
Mortgage origination fees	—	—	23,449	—	23,449
Mortgage servicing fees	—	—	7,243	—	7,243
Other non-interest income	30,563	624	—	372	31,559
Total non-interest income	31,200	19,987	30,692	372	82,251
Non-interest expense:
Salaries and employee benefits	54,547	8,475	24,866	3	87,891
Occupancy and equipment expense	9,982	843	1,631	2	12,458
Computer services and telecommunication expense	6,179	335	2,044	9	8,567
Professional and legal expense	766	290	440	305	1,801
Other operating expenses	16,413	1,439	5,627	70	23,549
Total non-interest expense	87,887	11,382	34,608	389	134,266
Income before income taxes	43,062	11,195	4,356	(17)	58,596
Income tax expense	12,184	4,398	1,742	(6)	18,318
Net income	$30,878	$6,797	$2,614	$(11)	$40,278

Net income from our Banking Segment for the fourth quarter of 2015 increased $4.0 million compared to the prior quarter. This increase was primarily due to an increase in net interest income partly offset by an increase in the provision for credit losses.

Net income from our Leasing Segment for the fourth quarter of 2015 decreased $2.1 million compared to the prior quarter. This decrease was primarily due to a decrease in lease financing revenues primarily due to reduced revenue from the sale of third-party equipment maintenance contracts and lower promotional revenue partly offset by a decrease in commission expense.

Net income from our Mortgage Banking Segment for the fourth quarter of 2015 decreased $1.7 million compared to the prior quarter primarily due to a decrease in mortgage origination fees partly offset by an increase in mortgage servicing fees and a decrease in commission expense. The decrease in mortgage origination fees was the result of lower loan origination volume.

The following table presents summary financial information, adjusted for funds transfer pricing and internal allocations of certain expenses, for the reportable segments (in thousands):

	Banking	Leasing	Mortgage Banking	Non-core Items	Consolidated
Year ended December 31, 2015
Net interest income	$424,883	$11,475	$29,248	$—	$465,606
Provision for credit losses	19,436	1,598	352	—	21,386
Net interest income after provision for credit losses	405,447	9,877	28,896	—	444,220
Non-interest income:
Lease financing, net	2,750	73,831	—	—	76,581
Mortgage origination fees	—	—	94,703	—	94,703
Mortgage servicing fees	—	—	22,723	—	22,723
Other non-interest income	125,138	3,112	14	(178)	128,086
Total non-interest income	127,888	76,943	117,440	(178)	322,093
Non-interest expense:
Salaries and employee benefits	216,051	33,724	93,932	(176)	343,531
Occupancy and equipment expense	40,512	3,355	6,368	275	50,510
Computer services and telecommunication expense	24,983	1,244	7,920	306	34,453
Professional and legal expense	4,784	1,172	2,637	2,460	11,053
Other operating expenses	63,806	5,869	22,206	2,726	94,607
Total non-interest expense	350,136	45,364	133,063	5,591	534,154
Income before income taxes	183,199	41,456	13,273	(5,769)	232,159
Income tax expense	54,456	16,255	5,309	(2,809)	73,211
Net income	$128,743	$25,201	$7,964	$(2,960)	$158,948
Year ended December 31, 2014
Net interest income	$328,326	$12,783	$9,714	$—	$350,823
Provision for credit losses	12,022	35	(5)	—	12,052
Net interest income after provision for credit losses	316,304	12,748	9,719	—	338,771
Non-interest income:
Lease financing, net	3,506	60,804	—	—	64,310
Mortgage origination fees	—	—	27,742	—	27,742
Mortgage servicing fees	—	—	18,407	—	18,407
Other non-interest income	109,083	(998)	(61)	2,822	110,846
Total non-interest income	112,589	59,806	46,088	2,822	221,305
Non-interest expense:
Salaries and employee benefits	179,279	28,284	32,122	16,289	255,974
Occupancy and equipment expense	39,350	2,682	2,135	743	44,910
Computer services and telecommunication expense	21,292	882	2,612	6,892	31,678
Professional and legal expense	5,402	1,093	1,047	7,110	14,652
Other operating expenses	54,238	6,584	8,983	19,763	89,568
Total non-interest expense	299,561	39,525	46,899	50,797	436,782
Income before income taxes	129,332	33,029	8,908	(47,975)	123,294
Income tax expense	34,836	12,524	3,563	(13,730)	37,193
Net income	$94,496	$20,505	$5,345	$(34,245)	$86,101

Net income from our Banking Segment for the year ended December 31, 2015 increased compared to the prior year. This increase was primarily due to an increase in net interest income due to the increase in interest earning assets partly offset by an increase in the total non-interest expense, both as a result of the full year impact of the Taylor Capital merger.

Net income from our Leasing Segment for the year ended December 31, 2015 increased compared to the prior year. This increase was primarily due to higher fees and promotional revenue from the sale of third-party equipment maintenance contracts and higher lease residual realization partly offset by an increase in commission expense.

Net income from our Mortgage Banking Segment for the year ended December 31, 2015 increased compared to the prior year. This increase was primarily due to the full year impact of the mortgage operations acquired through the Taylor Capital merger.

The following table presents additional information regarding the Mortgage Banking Segment (dollars in thousands):

	4Q15	3Q15	2Q15	1Q15	4Q14
Origination volume	$1,437,057	$1,880,960	$2,010,175	$1,688,541	$1,511,909
Refinance	42%	34%	43%	61%	44%
Purchase	58	66	57	39	56

Origination volume by channel:
Retail	18%	18%	18%	18%	19%
Third party	82	82	82	82	81

Mortgage servicing book (unpaid principal balance of loans serviced for others) at period end (1)	$16,218,613	$15,582,911	$23,588,345	$22,978,750	$22,532,895
Mortgage servicing rights, recorded at fair value, at period end	168,162	148,097	261,034	219,254	235,402
Notional value of rate lock commitments, at period end	622,906	800,162	992,025	1,069,145	645,287

(1) 3Q15 does not include the unpaid principal balance of serviced loans sold in July 2015 that continued to be sub-serviced through October 2015.

LOAN PORTFOLIO

The following table sets forth the composition of the loan portfolio (excluding loans held for sale) as of the dates indicated (dollars in thousands):

	12/31/2015		9/30/2015		6/30/2015		3/31/2015		12/31/2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial related credits:
Commercial loans	$3,616,286	37%	$3,440,632	37%	$3,354,889	37%	$3,258,652	37%	$3,245,206	36%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,779,072	18	1,693,540	18	1,690,866	18	1,628,031	18	1,692,258	18
Commercial real estate	2,695,676	27	2,580,009	27	2,539,991	28	2,525,640	28	2,544,867	28
Construction real estate	252,060	3	255,620	3	189,599	2	184,105	2	247,068	3
Total commercial related credits	8,343,094	85	7,969,801	85	7,775,345	85	7,596,428	85	7,729,399	85
Other loans:
Residential real estate	628,169	6	607,171	6	533,118	6	505,558	5	503,287	5
Indirect vehicle	384,095	4	345,731	4	303,777	3	273,105	3	268,840	3
Home equity	216,573	2	223,173	2	230,478	3	241,078	3	251,909	3
Consumer loans	80,661	1	87,612	1	86,463	1	77,645	1	78,137	1
Total other loans	1,309,498	13	1,263,687	13	1,153,836	13	1,097,386	12	1,102,173	12
Total loans, excluding purchased credit-impaired loans	9,652,592	98	9,233,488	98	8,929,181	98	8,693,814	97	8,831,572	97
Purchased credit impaired	141,406	2	155,693	2	164,775	2	227,514	3	251,645	3
Total loans	$9,793,998	100%	$9,389,181	100%	$9,093,956	100%	$8,921,328	100%	$9,083,217	100%

Our loan balances, excluding purchase credit impaired and covered loans, grew $419.1 million (+4.5%, or +18.0% annualized basis) during the fourth quarter of 2015.

The following table sets forth the composition of the loan portfolio (excluding loans held for sale) based on quarterly average balances for the periods indicated (dollars in thousands):

	4Q15		3Q15		2Q15		1Q15		4Q14
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial-related credits:
Commercial loans	$3,492,161	37%	$3,372,279	37%	$3,309,519	37%	$3,190,755	36%	$3,110,016	35%
Commercial loans collateralized by assignment of lease payments (lease loans)	1,708,404	18	1,674,939	18	1,634,583	18	1,647,761	18	1,642,427	18
Commercial real estate	2,627,004	28	2,568,539	28	2,522,473	28	2,538,995	29	2,611,410	29
Construction real estate	274,188	2	210,506	2	191,935	2	191,257	2	232,679	3
Total commercial-related credits	8,101,757	85	7,826,263	85	7,658,510	85	7,568,768	85	7,596,532	85
Other loans:
Residential real estate	612,275	6	566,115	6	512,766	6	493,366	5	503,211	5
Indirect vehicle	365,744	4	325,323	4	286,107	3	267,265	3	273,063	3
Home equity	219,440	2	226,365	2	233,867	3	246,537	3	256,933	3
Consumer loans	83,869	1	85,044	1	76,189	1	72,374	1	75,264	1
Total other loans	1,281,328	13	1,202,847	13	1,108,929	13	1,079,542	12	1,108,471	12
Total loans, excluding purchased credit-impaired loans	9,383,085	98	9,029,110	98	8,767,439	98	8,648,310	97	8,705,003	97
Purchased credit-impaired loans	154,562	2	156,309	2	202,374	2	240,376	3	273,136	3
Total loans	$9,537,647	100%	$9,185,419	100%	$8,969,813	100%	$8,888,686	100%	$8,978,139	100%

Our quarterly average loan balances, excluding purchase credit impaired and covered loans, grew $354.0 million (+3.9%, or +15.6% annualized basis) during the fourth quarter of 2015.

ASSET QUALITY

The following table presents a summary of criticized assets (excluding loans held for sale) as of the dates indicated (dollars in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Non-performing loans:
Non-accrual loans (1)	$103,546	$92,302	$91,943	$81,571	$82,733
Loans 90 days or more past due, still accruing interest	6,898	4,275	6,112	1,707	4,354
Total non-performing loans	110,444	96,577	98,055	83,278	87,087
Other real estate owned	31,553	29,587	28,517	21,839	19,198
Repossessed assets	81	216	78	160	93
Total non-performing assets	$142,078	$126,380	$126,650	$105,277	$106,378
Potential problem loans (2)	$139,941	$122,966	$116,443	$107,703	$55,651
Purchased credit-impaired loans	$141,406	$155,693	$164,775	$227,514	$251,645
Total non-performing, potential problem and purchased credit-impaired loans	$391,791	$375,236	$379,273	$418,495	$394,383

Total allowance for loan and lease losses	$128,140	$124,626	$120,070	$113,412	$110,026
Accruing restructured loans (3)	26,991	20,120	16,875	16,874	15,603
Total non-performing loans to total loans	1.13%	1.03%	1.08%	0.93%	0.96%
Total non-performing assets to total assets	0.91	0.85	0.84	0.73	0.73
Allowance for loan and lease losses to non-performing loans	116.02	129.04	122.45	136.18	126.34

(1)
Includes $22.8 million, $21.4 million, $24.5 million, $25.5 million and $25.8 million of restructured loans on non-accrual status at December 31, 2015, September 30, 2015, June 30, 2015, March 31, 2015, and December 31, 2014, respectively.

(2)
We define potential problem loans as loans rated substandard that do not meet the definition of a non-performing loan.  Potential problem loans carry a higher probability of default and require additional attention by management.

(3)
Accruing restructured loans consist primarily of residential real estate and home equity loans that have been modified and are performing in accordance with those modified terms as of the dates indicated.

The following table presents data related to non-performing loans by category (excluding loans held for sale and purchased credit-impaired loans that were acquired as part of our FDIC-assisted transactions and the Taylor Capital merger) as of the dates indicated (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Commercial and lease	$37,076	$34,465	$31,053	$18,315	$20,058
Commercial real estate	34,856	25,437	32,358	29,645	32,663
Construction real estate	—	—	337	337	337
Consumer related	38,512	36,675	34,307	34,981	34,029
Total non-performing loans	$110,444	$96,577	$98,055	$83,278	$87,087

The following table represents a summary of other real estate owned (excluding other real estate owned acquired as part of our FDIC-assisted transactions) as of the dates indicated (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Balance at the beginning of quarter	$29,587	$28,517	$21,839	$19,198	$18,817
Transfers in at fair value less estimated costs to sell	5,964	2,402	8,595	4,615	1,261
Fair value adjustments	(721)	(565)	(920)	(922)	(34)
Net gains on sales of other real estate owned	977	45	258	34	154
Cash received upon disposition	(4,254)	(812)	(1,255)	(1,086)	(1,000)
Balance at the end of quarter	$31,553	$29,587	$28,517	$21,839	$19,198

Below is a reconciliation of the activity in our allowance for credit and loan losses for the periods indicated (dollars in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Allowance for credit losses, balance at the beginning of period	$128,038	$124,130	$117,189	$114,057	$106,912	$114,057	$113,462
Allowance for unfunded credit commitments acquired through business combination	—	—	—	—	—	—	1,261
Utilization of allowance for unfunded credit commitments	—	—	—	—	—	—	(637)
Provision for credit losses - MB Financial legacy portfolio	6,758	1,225	(600)	(550)	2,472	6,833	72
Provision for credit losses - acquired Taylor Capital loan portfolio renewals	—	4,133	4,896	5,524	7,271	14,553	11,980
Charge-offs:
Commercial loans	710	1,657	57	569	197	2,993	1,339
Commercial loans collateralized by assignment of lease payments (lease loans)	685	1,980	100	—	885	2,765	925
Commercial real estate loans	1,251	170	108	2,034	1,528	3,563	11,438
Construction real estate	23	5	3	3	4	34	79
Residential real estate	261	292	318	579	280	1,450	1,718
Home equity	407	358	276	444	1,381	1,485	3,383
Indirect vehicle	898	581	627	874	1,189	2,980	3,735
Consumer loans	550	467	500	424	546	1,941	2,128
Total charge-offs	4,785	5,510	1,989	4,927	6,010	17,211	24,745
Recoveries:
Commercial loans	235	456	816	242	869	1,749	3,757
Commercial loans collateralized by assignment of lease payments (lease loans)	12	11	340	749	384	1,112	939
Commercial real estate loans	385	2,402	2,561	1,375	741	6,723	4,020
Construction real estate	19	216	35	2	51	272	252
Residential real estate	98	337	8	72	661	515	1,190
Home equity	132	186	160	101	176	579	482
Indirect vehicle	499	334	545	475	453	1,853	1,736
Consumer loans	117	118	169	69	77	473	288
Total recoveries	1,497	4,060	4,634	3,085	3,412	13,276	12,664
Total net charge-offs (recoveries)	3,288	1,450	(2,645)	1,842	2,598	3,935	12,081
Allowance for credit losses, balance at the end of the period	131,508	128,038	124,130	117,189	114,057	131,508	114,057
Allowance for unfunded credit commitments	(3,368)	(3,412)	(4,060)	(3,777)	(4,031)	(3,368)	(4,031)
Allowance for loan and lease losses, balance at the end of the period	$128,140	$124,626	$120,070	$113,412	$110,026	$128,140	$110,026

Total loans, at end of period, excluding loans held for sale	$9,793,998	$9,389,181	$9,093,956	$8,921,328	$9,083,217	$9,793,998	$9,083,217
Average loans, excluding loans held for sale	9,537,647	9,185,419	8,969,813	8,888,686	8,978,139	9,147,279	6,831,183
Ratio of allowance for loan and lease losses to total loans at end of period, excluding loans held for sale	1.31%	1.33%	1.32%	1.27%	1.21%	1.31%	1.21%
Net loan charge-offs (recoveries) to average loans, excluding loans held for sale (annualized)	0.14	0.06	(0.12)	0.08	0.11	0.04	0.18

The following table presents the three elements of our allowance for loan and lease losses (dollars in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Commercial related loans:
General reserve	$94,164	$93,903	$89,642	$88,425	$85,087
Specific reserve	16,173	13,683	11,303	5,658	5,189
Consumer related reserve	17,803	17,040	19,125	19,329	19,750
Total allowance for loan losses	$128,140	$124,626	$120,070	$113,412	$110,026

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan and lease losses. These acquired loans are segregated into three types: pass rated loans with no discount attributable to credit quality, non-impaired loans with a discount attributable at least in part to credit quality and impaired loans with evidence of significant credit deterioration.

•
Pass rated loans (typically performing loans) are accounted for in accordance with ASC 310-20 "Nonrefundable Fees and Other Costs" as these loans do not have evidence of credit deterioration since origination.

•	Non-impaired loans (typically performing substandard loans) are accounted for in accordance with ASC 310-30 if they display at least some level of credit deterioration since origination.

•	Impaired loans (typically substandard loans on non-accrual status) are accounted for in accordance with ASC 310-30 as they display significant credit deterioration since origination.

For pass rated loans (non-purchased credit-impaired loans), the difference between the estimated fair value of the loans (computed on a loan by loan basis) and the principal outstanding is accreted over the remaining life of the loans. We anticipate recording a provision for the acquired portfolio in future quarters related to renewing Taylor Capital loans which will largely offset the accretion from the pass rated loans. No provision was recorded during the fourth quarter of 2015 due to better than expected credit performance and favorable changes in portfolio mix and loan risk ratings.

In accordance with ASC 310-30, for both purchased non-impaired loans and purchased credit-impaired loans ("PCI loans"), the difference between contractually required payments at acquisition and the cash flows expected to be collected is referred to as the non-accretable difference. Further, any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows.

Changes in the purchase accounting discount for loans acquired in the Taylor Capital merger were as follows for the three months ended December 31, 2015 (in thousands):

	Non-Accretable Discount - PCI Loans	Accretable Discount - PCI Loans	Accretable Discount - Non-PCI Loans	Total
Balance at beginning of period	$19,747	$9,368	$40,961	$70,076
Recoveries	1,354	—	—	1,354
Accretion	—	(3,510)	(6,193)	(9,703)
Transfer	(6,440)	6,440	—	—
Balance at end of period	$14,661	$12,298	$34,768	$61,727

The $6.4 million purchase accounting discount transfer from non-accretable discount on purchased credit-impaired loans to accretable discount was due to better than expected cash flows on several pools of purchased credit-impaired loans.

Changes in the purchase accounting discount for loans acquired in the Taylor Capital merger were as follows for the three months ended September 30, 2015 (in thousands):

	Non-Accretable Discount - PCI Loans	Accretable Discount - PCI Loans	Accretable Discount - Non-PCI Loans	Total
Balance at beginning of period	$23,474	$10,901	$46,836	$81,211
Charge-offs	(3,727)	—	—	(3,727)
Accretion	—	(1,533)	(5,875)	(7,408)
Balance at end of period	$19,747	$9,368	$40,961	$70,076

INVESTMENT SECURITIES

The following table sets forth, by type, the fair value and amortized cost of our investment securities, excluding FHLB and FRB stock, as well as the unrealized gain of our investment securities available for sale (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Securities available for sale:
Fair value
Government sponsored agencies and enterprises	$64,611	$65,461	$65,485	$66,070	$65,873
States and political subdivisions	396,367	399,274	395,912	403,628	410,854
Mortgage-backed securities	893,656	847,426	902,017	856,933	908,225
Corporate bonds	219,628	228,251	246,468	252,042	259,203
Equity securities	10,761	10,826	10,669	10,751	10,597
Total fair value	$1,585,023	$1,551,238	$1,620,551	$1,589,424	$1,654,752

Amortized cost
Government sponsored agencies and enterprises	$63,805	$64,008	$64,211	$64,411	$64,612
States and political subdivisions	373,285	379,015	380,221	381,704	390,076
Mortgage-backed securities	888,325	834,791	890,334	841,727	899,523
Corporate bonds	222,784	228,711	245,506	250,543	259,526
Equity securities	10,757	10,701	10,644	10,587	10,531
Total amortized cost	$1,558,956	$1,517,226	$1,590,916	$1,548,972	$1,624,268

Unrealized gain
Government sponsored agencies and enterprises	$806	$1,453	$1,274	$1,659	$1,261
States and political subdivisions	23,082	20,259	15,691	21,924	20,778
Mortgage-backed securities	5,331	12,635	11,683	15,206	8,702
Corporate bonds	(3,156)	(460)	962	1,499	(323)
Equity securities	4	125	25	164	66
Total unrealized gain	$26,067	$34,012	$29,635	$40,452	$30,484

Securities held to maturity, at cost:
States and political subdivisions	$1,016,519	$1,002,963	$974,032	$764,931	$752,558
Mortgage-backed securities	214,291	221,889	229,595	235,928	240,822
Total amortized cost	$1,230,810	$1,224,852	$1,203,627	$1,000,859	$993,380

DEPOSIT MIX

The following table shows the composition of deposits based on period end balances as of the dates indicated (dollars in thousands):

	12/31/2015		9/30/2015		6/30/2015		3/31/2015		12/31/2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Low cost deposits:
Non-interest bearing deposits	$4,627,184	40%	$4,434,067	39%	$4,378,005	40%	$4,290,499	39%	$4,118,256	37%
Money market and NOW accounts	4,144,633	36	4,129,414	37	3,842,264	35	4,002,818	36	3,913,765	36
Savings accounts	974,555	8	953,746	8	970,875	9	969,560	9	940,345	9
Total low cost deposits	9,746,372	84	9,517,227	84	9,191,144	84	9,262,877	84	8,972,366	82
Certificates of deposit:
Certificates of deposit	1,244,292	11	1,279,842	12	1,261,843	12	1,354,633	12	1,479,928	13
Brokered deposit accounts	514,551	5	457,509	4	408,827	4	401,991	4	538,648	5
Total certificates of deposit	1,758,843	16	1,737,351	16	1,670,670	16	1,756,624	16	2,018,576	18
Total deposits	$11,505,215	100%	$11,254,578	100%	$10,861,814	100%	$11,019,501	100%	$10,990,942	100%

Non-interest bearing deposits grew by $193.1 million (+4.4%, or +17.3% annualized) during the fourth quarter of 2015. Compared to the prior quarter, total low cost deposits increased $229.1 million to $9.7 billion at December 31, 2015 primarily due to strong non-interest bearing deposit flows.

The following table shows the composition of deposits based on quarterly average balances for the periods indicated (dollars in thousands):

	4Q15		3Q15		2Q15		1Q15		4Q14
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Low cost deposits:
Non-interest bearing deposits	$4,617,076	40%	$4,428,065	39%	$4,273,931	39%	$4,199,948	38%	$4,072,797	36%
Money market and NOW	4,214,099	37	4,119,625	36	3,940,201	36	3,937,707	36	4,023,657	37
Savings	959,049	8	965,060	9	972,327	9	952,345	9	936,960	8
Total low cost deposits	9,790,224	85	9,512,750	84	9,186,459	84	9,090,000	83	9,033,414	81
Certificates of deposit:
Certificates of deposit	1,245,947	11	1,304,516	12	1,302,031	12	1,420,320	13	1,563,011	14
Brokered certificates of deposit	492,839	4	427,649	4	412,517	4	476,245	4	606,166	5
Total certificates of deposit	1,738,786	15	1,732,165	16	1,714,548	16	1,896,565	17	2,169,177	19
Total deposits	$11,529,010	100%	$11,244,915	100%	$10,901,007	100%	$10,986,565	100%	$11,202,591	100%

Non-interest bearing deposits quarterly average grew by $189.0 million (+4.3%, or +16.9% annualized) during the fourth quarter of 2015. Total low cost deposits increased $277.5 million to $9.8 billion during the fourth quarter of 2015 compared to the prior quarter primarily due to strong non-interest bearing deposit flows.

CAPITAL

Tangible book value per common share was $16.53 at December 31, 2015 compared to $16.43 last quarter and $15.74 a year ago.
In the second quarter of 2015, our Board of Directors authorized the purchase of up to $50 million of our common stock. Subsequently, we executed on this authorization by purchasing $50 million, or approximately 1.6 million shares, of our common stock during the third and fourth quarters of 2015.

Our regulatory capital ratios remain strong. MB Financial Bank, N.A. (the "Bank") was categorized as “well capitalized” at December 31, 2015 under the Prompt Corrective Action (“PCA”) provisions. The Company and Bank have implemented the changes required under the Basel III regulatory capital reform. The Bank would be categorized as "well capitalized" under the fully phased in rules.

FORWARD-LOOKING STATEMENTS

When used in this press release and in reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), in other press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the pending MB Financial-American Chartered merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals and approval of American Chartered’s shareholders for the pending MB Financial-American Chartered merger might not be obtained, or may take longer to obtain than expected; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of our mortgage servicing rights; (6) the possibility that our mortgage banking business may increase volatility in its revenues and earnings and the possibility that the profitability of our mortgage banking business could be significantly reduced if we are unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of our mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) our ability to realize the residual values of its direct finance, leveraged and operating leases; (12) the ability to access cost-effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) our future acquisitions of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in our business, changes in market conditions, or other factors.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information
In connection with the proposed merger between MB Financial and American Chartered, MB Financial has filed a registration statement on Form S-4 with the SEC. The registration statement includes a preliminary proxy statement/prospectus, which, when finalized, will be sent to the stockholders of American Chartered. Investors and stockholders of American Chartered are advised to read the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when it becomes available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about MB Financial, American Chartered and the proposed transaction. Copies of all documents relating to the merger filed by MB Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992.

MB Financial, American Chartered and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Chartered stockholders in connection with the proposed transaction.  Information about the directors and executive officers of MB Financial is contained in the definitive proxy statement of MB Financial relating to its 2015 Annual Meeting of Stockholders filed by MB Financial with the SEC on April 10, 2015.  Information about the directors and executive officers of American Chartered is set forth in the preliminary proxy statement/prospectus and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC.

TABLES TO FOLLOW

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
ASSETS
Cash and due from banks	$307,869	$234,220	$290,266	$248,840	$256,804
Interest earning deposits with banks	73,572	66,025	144,154	52,212	55,277
Total cash and cash equivalents	381,441	300,245	434,420	301,052	312,081
Federal funds sold	—	—	5	—	—
Investment securities:
Securities available for sale, at fair value	1,585,023	1,551,238	1,620,551	1,589,424	1,654,752
Securities held to maturity, at amortized cost	1,230,810	1,224,852	1,203,627	1,000,859	993,380
Non-marketable securities - FHLB and FRB Stock	114,233	91,400	111,400	87,677	75,569
Total investment securities	2,930,066	2,867,490	2,935,578	2,677,960	2,723,701
Loans held for sale	744,727	676,020	801,343	686,838	737,209
Loans:
Total loans, excluding purchased credit-impaired loans	9,652,592	9,233,488	8,929,181	8,693,814	8,831,572
Purchased credit-impaired loans	141,406	155,693	164,775	227,514	251,645
Total loans	9,793,998	9,389,181	9,093,956	8,921,328	9,083,217
Less: Allowance for loan and lease losses	128,140	124,626	120,070	113,412	110,026
Net loans	9,665,858	9,264,555	8,973,886	8,807,916	8,973,191
Lease investments, net	211,687	184,223	167,966	159,191	162,833
Premises and equipment, net	236,013	234,115	234,651	234,077	238,377
Cash surrender value of life insurance	136,953	136,089	135,237	134,401	133,562
Goodwill	725,070	711,521	711,521	711,521	711,521
Other intangibles	44,812	37,520	34,979	36,488	38,006
Mortgage servicing rights, at fair value	168,162	148,097	261,034	219,254	235,402
Other real estate owned, net	31,553	29,587	28,517	21,839	19,198
Other real estate owned related to FDIC transactions	10,717	13,825	13,867	17,890	19,328
Other assets	297,948	346,814	285,190	319,883	297,690
Total assets	$15,585,007	$14,950,101	$15,018,194	$14,328,310	$14,602,099
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Non-interest bearing	$4,627,184	$4,434,067	$4,378,005	$4,290,499	$4,118,256
Interest bearing	6,878,031	6,820,511	6,483,809	6,729,002	6,872,686
Total deposits	11,505,215	11,254,578	10,861,814	11,019,501	10,990,942
Short-term borrowings	1,005,737	940,529	1,382,635	615,231	931,415
Long-term borrowings	400,274	95,175	89,639	85,477	82,916
Junior subordinated notes issued to capital trusts	186,164	186,068	185,971	185,874	185,778
Accrued expenses and other liabilities	400,333	410,523	420,396	363,934	382,762
Total liabilities	13,497,723	12,886,873	12,940,455	12,270,017	12,573,813
Stockholders' Equity
Preferred stock	115,280	115,280	115,280	115,280	115,280
Common stock	756	756	754	754	751
Additional paid-in capital	1,280,870	1,277,348	1,273,333	1,268,851	1,267,761
Retained earnings	731,812	702,789	677,246	651,178	629,677
Accumulated other comprehensive income	15,777	20,968	18,778	26,101	20,356
Treasury stock	(58,504)	(55,258)	(9,035)	(5,277)	(6,974)
Controlling interest stockholders' equity	2,085,991	2,061,883	2,076,356	2,056,887	2,026,851
Noncontrolling interest	1,293	1,345	1,383	1,406	1,435
Total stockholders' equity	2,087,284	2,063,228	2,077,739	2,058,293	2,028,286
Total liabilities and stockholders' equity	$15,585,007	$14,950,101	$15,018,194	$14,328,310	$14,602,099

MB FINANCIAL, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

						Year Ended
						December 31,
(Dollars in thousands, except per share data)	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Interest income:
Loans:
Taxable	$106,137	$100,573	$98,768	$98,846	$104,531	$404,324	$292,028
Nontaxable	2,602	2,283	2,259	2,174	2,203	9,318	9,022
Investment securities:
Taxable	9,708	9,655	10,002	9,934	10,651	39,299	38,619
Nontaxable	10,969	10,752	10,140	9,113	9,398	40,974	34,791
Federal funds sold	1	—	—	—	2	1	25
Other interest earning accounts	110	89	57	62	62	318	663
Total interest income	129,527	123,352	121,226	120,129	126,847	494,234	375,148
Interest expense:
Deposits	5,357	5,102	4,554	4,645	4,889	19,658	17,027
Short-term borrowings	385	395	355	277	354	1,412	780
Long-term borrowings and junior subordinated notes	2,016	1,886	1,844	1,812	1,793	7,558	6,518
Total interest expense	7,758	7,383	6,753	6,734	7,036	28,628	24,325
Net interest income	121,769	115,969	114,473	113,395	119,811	465,606	350,823
Provision for credit losses	6,758	5,358	4,296	4,974	9,743	21,386	12,052
Net interest income after provision for credit losses	115,011	110,611	110,177	108,421	110,068	444,220	338,771
Non-interest income:
Lease financing, net	15,937	20,000	15,564	25,080	18,542	76,581	64,310
Mortgage banking revenue	26,542	30,692	35,648	24,544	29,080	117,426	46,149
Commercial deposit and treasury management fees	11,711	11,472	11,062	11,038	10,720	45,283	34,315
Trust and asset management fees	6,077	6,002	5,752	5,714	5,515	23,545	21,839
Card fees	3,651	3,335	4,409	3,927	3,900	15,322	13,741
Capital markets and international banking service fees	2,355	2,357	1,508	1,928	1,648	8,148	5,458
Consumer and other deposit service fees	3,440	3,499	3,260	3,083	3,335	13,282	12,788
Brokerage fees	1,252	1,281	1,543	1,678	1,350	5,754	5,176
Loan service fees	1,890	1,531	1,353	1,485	1,864	6,259	4,814
Increase in cash surrender value of life insurance	864	852	836	839	865	3,391	3,381
Net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Gain on extinguishment of debt	—	—	—	—	—	—	1,895
Other operating income	1,909	858	2,105	2,408	2,892	7,280	6,512
Total non-interest income	75,625	82,251	82,949	81,268	83,678	322,093	221,305
Non-interest expense:
Salaries and employee benefits	84,709	87,891	86,145	84,786	85,483	343,531	255,974
Occupancy and equipment expense	12,935	12,458	12,177	12,940	14,058	50,510	44,910
Computer services and telecommunication expense	8,445	8,567	8,537	8,904	10,009	34,453	31,678
Advertising and marketing expense	2,551	2,578	2,497	2,446	2,317	10,072	8,854
Professional and legal expense	4,169	1,801	2,413	2,670	2,442	11,053	14,652
Other intangible amortization expense	1,546	1,542	1,509	1,518	1,617	6,115	5,501
Branch exit and facilities impairment charges	616	70	438	7,391	2,270	8,515	2,270
Net (gain) loss recognized on other real estate owned and other related expense	(729)	577	724	896	286	1,468	3,575
Prepayment fees on interest bearing liabilities	—	—	—	85	—	85	—
Other operating expenses	12,989	18,782	18,297	18,284	22,022	68,352	69,368
Total non-interest expense	127,231	134,266	132,737	139,920	140,504	534,154	436,782
Income before income taxes	63,405	58,596	60,389	49,769	53,242	232,159	123,294
Income tax expense	19,798	18,318	19,437	15,658	17,117	73,211	37,193
Net income	43,607	40,278	40,952	34,111	36,125	158,948	86,101
Dividends on preferred shares	2,000	2,000	2,000	2,000	2,000	8,000	4,000
Net income available to common stockholders	$41,607	$38,278	$38,952	$32,111	$34,125	$150,948	$82,101

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Common share data:
Basic earnings per common share	$0.57	$0.52	$0.52	$0.43	$0.46	$2.03	$1.32
Diluted earnings per common share	0.56	0.51	0.52	0.43	0.45	2.02	1.31
Weighted average common shares outstanding for basic earnings per common share	73,296,602	74,297,281	74,596,925	74,567,104	74,525,990	74,177,574	62,012,196
Weighted average common shares outstanding for diluted earnings per common share	73,953,165	75,029,827	75,296,029	75,164,716	75,130,331	74,849,030	62,573,406

Selected Financial Data:
						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Performance Ratios:
Annualized return on average assets	1.13%	1.06%	1.12%	0.96%	0.99%	1.07%	0.75%
Annualized operating return on average assets (1)	1.06	1.06	1.14	1.11	1.09	1.09	1.05
Annualized return on average common equity	8.48	7.75	8.02	6.78	7.12	7.77	5.29
Annualized operating return on average common equity (1)	7.86	7.75	8.19	7.87	7.84	7.92	7.50
Annualized cash return on average tangible common equity (2)	13.97	12.74	13.21	11.31	11.98	12.82	8.52
Annualized cash operating return on average tangible common equity (3)	12.97	12.74	13.47	13.09	13.16	13.07	11.92
Net interest rate spread	3.72	3.60	3.72	3.80	3.88	3.70	3.65
Cost of funds (4)	0.24	0.23	0.22	0.23	0.23	0.23	0.25
Efficiency ratio (5)	63.95	65.35	64.26	65.29	63.35	64.71	64.85
Annualized net non-interest expense to average assets (6)	1.44	1.36	1.32	1.40	1.39	1.38	1.45
Core non-interest income to revenues (7)	36.91	40.35	40.80	40.66	38.78	39.68	36.96
Net interest margin	3.64	3.52	3.63	3.73	3.81	3.63	3.54
Tax equivalent effect	0.22	0.21	0.21	0.20	0.20	0.21	0.23
Net interest margin - fully tax equivalent basis (8)	3.86	3.73	3.84	3.93	4.01	3.84	3.77
Loans to deposits	85.13	83.43	83.72	80.96	82.64	85.13	82.64
Asset Quality Ratios:
Non-performing loans (9) to total loans	1.13%	1.03%	1.08%	0.93%	0.96%	1.13%	0.96%
Non-performing assets (9) to total assets	0.91	0.85	0.84	0.73	0.73	0.91	0.73
Allowance for loan and lease losses to non-performing loans (9)	116.02	129.04	122.45	136.18	126.34	116.02	126.34
Allowance for loan and lease losses to total loans	1.31	1.33	1.32	1.27	1.21	1.31	1.21
Net loan charge-offs (recoveries) to average loans (annualized)	0.14	0.06	(0.12)	0.08	0.11	0.04	0.18
Capital Ratios:
Tangible equity to tangible assets (10)	8.99%	9.34%	9.41%	9.73%	9.32%	8.99%	9.32%
Tangible common equity to tangible assets(11)	8.21	8.53	8.60	8.89	8.49	8.21	8.49
Tangible common equity to risk weighted assets (12)	9.34	9.69	10.02	10.09	10.38	9.34	10.38
Total capital (to risk-weighted assets) (13)	12.54	12.94	13.07	13.22	13.62	12.54	13.62
Tier 1 capital (to risk-weighted assets) (13)	11.53	11.92	12.06	12.24	12.61	11.53	12.61
Common equity tier 1 capital (to risk-weighted assets) (13)	9.27	9.56	9.66	9.79	N/A	9.27	N/A
Tier 1 capital (to average assets) (13)	10.40	10.43	10.69	10.80	10.47	10.40	10.47
Per Share Data:
Book value per common share (14)	$26.77	$26.40	$26.14	$25.86	$25.58	$26.77	$25.58
Less: goodwill and other intangible assets, net of benefit, per common share	10.24	9.97	9.78	9.78	9.84	10.24	9.84
Tangible book value per common share (15)	$16.53	$16.43	$16.36	$16.08	$15.74	$16.53	$15.74
Cash dividends per common share	$0.17	$0.17	$0.17	$0.14	$0.14	$0.65	$0.52

(1)
Annualized operating return on average assets is computed by dividing annualized operating earnings by average total assets. Annualized operating return on average common equity is computed by dividing annualized operating earnings by average common equity. Operating earnings is defined as net income as reported less non-core items, net of tax.

(2)
Annualized cash return on average tangible equity is computed by dividing net cash flow available to common stockholders (net income available to common stockholders, plus other intangibles amortization expense, net of tax benefit) by average tangible common equity (average common stockholders' equity less average goodwill and average other intangibles, net of tax benefit).

(3)
Annualized cash operating return on average tangible common equity is computed by dividing annualized cash operating earnings (operating earnings plus other intangibles amortization expense, net of tax benefit, less dividends on preferred shares) by average tangible common equity. Operating earnings is defined as net income as reported less non-core items, net of tax.

(4)	Equals total interest expense divided by the sum of average interest bearing liabilities and noninterest bearing deposits.

(5)
Equals total non-interest expense excluding non-core items divided by the sum of net interest income on a fully tax equivalent basis, total non-interest income less non-core items, and tax equivalent adjustment on the increase in cash surrender value of life insurance.

(6)
Equals total non-interest expense excluding non-core items less total non-interest income excluding non-core items, and including tax equivalent adjustment on the increase in cash surrender value of life insurance divided by average assets.

(7)
Equals total non-interest income excluding non-core items and tax equivalent adjustment on the increase in cash surrender value of life insurance divided by the sum of net interest income on a fully tax equivalent basis, total non-interest income less non-core items, and tax equivalent adjustment on the increase in cash surrender value of life insurance.

(8)	Represents net interest income on a fully tax equivalent basis assuming a 35% tax rate, as a percentage of average interest earning assets.

(9)
Non-performing loans excludes purchased credit-impaired loans and loans held for sale.  Non-performing assets excludes purchased credit-impaired loans, loans held for sale, and other real estate owned related to FDIC transactions.

(10)	Equals total ending stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(11)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by total assets less goodwill and other intangibles, net of tax benefit.

(12)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by risk-weighted assets. Current quarter risk-weighted assets are estimated.

(13)	Current quarter ratios are estimated. 2015 ratios reflect the new capital regulation changes required under the Basel III regulatory capital reform.

(14)	Equals total ending common stockholders’ equity divided by common shares outstanding.

(15)	Equals total ending common stockholders’ equity less goodwill and other intangibles, net of tax benefit, divided by common shares outstanding.

NON-GAAP FINANCIAL INFORMATION

This press release contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include operating earnings, core non-interest income, core non-interest income to revenues (with non-core items excluded from both core non-interest income and revenues), core non-interest expense, non-core non-interest income and non-core non-interest expense, net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis, efficiency ratio and the ratio of annualized net non-interest expense to average assets with net gains and losses on investment securities, net gains and losses on sale of other assets, gain on extinguishment of debt, commitment reversal and increase (decrease) in market value of assets held in trust for deferred compensation excluded from the non-interest income components of these ratios, and prepayment fees on interest bearing liabilities, loss on low to moderate income real estate investment, merger related and repositioning expenses, contingent consideration expense - Celtic acquisition, contribution to MB Financial Charitable Foundation and increase (decrease) in market value of assets held in trust for deferred compensation excluded from the non-interest expense components of these ratios, with tax equivalent adjustment for tax-exempt interest income and increase in cash surrender value of life insurance, as applicable; ratios of tangible equity to tangible assets, tangible common equity to risk-weighted assets and Tier 1 common capital to risk-weighted assets; tangible book value per common share; annualized operating return on average assets, annualized operating return on average common equity, annualized cash return on average tangible common equity and annualized cash operating return on average tangible common equity. Our management uses these non-GAAP measures, together with the related GAAP measures, in its analysis of our performance and in making business decisions. Management also uses these measures for peer comparisons.

Management believes that operating earnings, core and non-core non-interest income and core and non-core non-interest expense are useful in assessing our core operating performance and in understanding the primary drivers of our non-interest income and non-interest expense when comparing periods.

The tax equivalent adjustment to net interest income, net interest margin, tax-exempt interest income and increase in cash surrender value of life insurance recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is a standard practice in the banking industry to present net interest income and net interest margin on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes. For the same reasons, management believes that the tax equivalent adjustments to tax-exempt interest income and increase in cash surrender value of life insurance are useful.

Management also believes that by excluding net gains and losses on investment securities, net gains and losses on sale of other assets, gain on extinguishment of debt, commitment reversal and increase (decrease) in market value of assets held in trust for deferred compensation from the non-interest income components, and excluding prepayment fees on interest bearing liabilities, loss on low to moderate income real estate investment, merger related and repositioning expenses, contingent consideration expense - Celtic acquisition, contribution to MB Financial Charitable Foundation and increase in market value of assets held in trust for deferred compensation from the non-interest expense components, of the efficiency ratio and the ratio of annualized net non-interest expense to average assets, these ratios better reflect our core operating performance, as the excluded items do not pertain to our core business operations and their exclusion makes these ratios more meaningful when comparing our operating results from period to period.

In addition, management believes that presenting the ratio of Tier 1 common equity to risk-weighted assets is useful for assessing our capital strength and for peer comparison purposes. The other measures exclude the acquisition-related goodwill and other intangible assets, net of tax benefit, in determining tangible assets, tangible equity, tangible common equity and average tangible common equity and exclude other intangible amortization expense, net of tax benefit, in determining net cash flow available to common stockholders. Management believes the presentation of these other financial measures, excluding the impact of such items, provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing our tangible capital, as well as our capital strength. Management also believes that providing measures that exclude balances of acquisition-related goodwill and other intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that these are standard financial measures used in the banking industry to evaluate performance.

The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

A reconciliation of net interest margin on a fully tax equivalent basis to net interest margin is contained in the tables under “Net Interest Margin.” A reconciliation of tangible book value per common share to book value per common share is contained in the “Selected Financial Ratios” table. Reconciliations of core and non-core non-interest income and non-interest expense to non-

interest income and non-interest expense are contained in the tables under “Results of Operations—Fourth Quarter and Annual Results.”

The following table presents a reconciliation of tangible equity to equity (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Stockholders' equity - as reported	$2,087,284	$2,063,228	$2,077,739	$2,058,293	$2,028,286
Less: goodwill	725,070	711,521	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	29,128	24,388	22,736	23,717	24,704
Tangible equity	$1,333,086	$1,327,319	$1,343,482	$1,323,055	$1,292,061

The following table presents a reconciliation of tangible assets to total assets (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Total assets - as reported	$15,585,007	$14,950,101	$15,018,194	$14,328,310	$14,602,099
Less: goodwill	725,070	711,521	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	29,128	24,388	22,736	23,717	24,704
Tangible assets	$14,830,809	$14,214,192	$14,283,937	$13,593,072	$13,865,874

The following table presents a reconciliation of tangible common equity to common stockholders' equity (in thousands):

	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Common stockholders' equity - as reported	$1,972,004	$1,947,948	$1,962,459	$1,943,013	$1,913,006
Less: goodwill	725,070	711,521	711,521	711,521	711,521
Less: other intangible assets, net of tax benefit	29,128	24,388	22,736	23,717	24,704
Tangible common equity	$1,217,806	$1,212,039	$1,228,202	$1,207,775	$1,176,781

The following table presents a reconciliation of average tangible common equity to average common stockholders’ equity (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Average common stockholders' equity	$1,945,772	$1,958,947	$1,947,231	$1,922,151	$1,901,830	$1,943,632	$1,552,232
Less: average goodwill	711,669	711,521	711,521	711,521	711,521	711,559	528,088
Less: average other intangible assets, net of tax benefit	23,826	23,900	23,092	24,157	25,149	23,743	18,440
Average tangible common equity	$1,210,277	$1,223,526	$1,212,618	$1,186,473	$1,165,160	$1,208,330	$1,005,704

The following table presents a reconciliation of net cash flow available to common stockholders to net income available to common stockholders (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Net income available to common stockholders - as reported	$41,607	$38,278	$38,952	$32,111	$34,125	$150,948	$82,101
Add: other intangible amortization expense, net of tax benefit	1,005	1,002	981	987	1,051	3,975	3,576
Net cash flow available to common stockholders	$42,612	$39,280	$39,933	$33,098	$35,176	$154,923	$85,677

The following table presents a reconciliation of net income to operating earnings (in thousands):

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Net income - as reported	$43,607	$40,278	$40,952	$34,111	$36,125	$158,948	$86,101
Less non-core items:
Net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Gain on extinguishment of debt	—	—	—	—	—	—	1,895
Merger related and repositioning expenses	4,186	(389)	(1,234)	(8,069)	(6,494)	(5,506)	(34,823)
Prepayment fees on interest bearing liabilities	—	—	—	(85)	—	(85)	—
Loss on low to moderate income real estate investment	—	—	—	—	—	—	(2,124)
Contingent consideration expense - Celtic acquisition	—	—	—	—	—	—	(10,600)
Contribution to MB Financial Charitable Foundation	—	—	—	—	(3,250)	—	(3,250)
Total non-core items	4,183	(17)	(1,325)	(8,610)	(5,777)	(5,769)	(47,975)
Income tax expense on non-core items	1,140	(6)	(526)	(3,417)	(2,314)	(2,809)	(13,730)
Non-core items, net of tax	3,043	(11)	(799)	(5,193)	(3,463)	(2,960)	(34,245)
Operating earnings	40,564	40,289	41,751	39,304	39,588	161,908	120,346
Dividends on preferred shares	2,000	2,000	2,000	2,000	2,000	8,000	4,000
Operating earnings available to common stockholders	$38,564	$38,289	$39,751	$37,304	$37,588	$153,908	$116,346
Diluted operating earnings per common share	$0.52	$0.51	$0.53	$0.50	$0.50	$2.06	$1.86
Weighted average common shares outstanding for diluted operating earnings per common share	73,953,165	75,029,827	75,296,029	75,164,716	75,130,331	74,849,030	62,573,406

Efficiency Ratio Calculation (Dollars in Thousands)

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Non-interest expense	$127,231	$134,266	$132,737	$139,920	$140,504	$534,154	$436,782
Less merger related and repositioning expenses	(4,186)	389	1,234	8,069	6,494	5,506	34,823
Less prepayment fees on interest bearing liabilities	—	—	—	85	—	85	—
Less loss on low to moderate income real estate investment	—	—	—	—	—	—	2,124
Less contingent consideration expense - Celtic acquisition	—	—	—	—	—	—	10,600
Less contribution to MB Financial Charitable Foundation	—	—	—	—	3,250	—	3,250
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Non-interest expense - as adjusted	$130,852	$134,749	$131,496	$131,460	$130,445	$528,557	$385,156

Net interest income	$121,769	$115,969	$114,473	$113,395	$119,811	$465,606	$350,823
Tax equivalent adjustment	7,307	7,019	6,676	6,078	6,246	27,080	23,591
Net interest income on a fully tax equivalent basis	129,076	122,988	121,149	119,473	126,057	492,686	374,414
Plus non-interest income	75,625	82,251	82,949	81,268	83,678	322,093	221,305
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	465	459	450	452	466	1,826	1,821
Less net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Less net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Less gain on extinguishment of debt	—	—	—	—	—	—	1,895
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Net interest income plus non-interest income - as adjusted	$204,604	$206,198	$204,632	$201,343	$205,919	$816,777	$593,889

Efficiency ratio	63.95%	65.35%	64.26%	65.29%	63.35%	64.71%	64.85%
Efficiency ratio (without adjustments)	64.46%	67.74%	67.24%	71.88%	69.05%	67.81%	76.34%

Annualized Net Non-interest Expense to Average Assets Calculation (Dollars in Thousands)

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Non-interest expense	$127,231	$134,266	$132,737	$139,920	$140,504	$534,154	$436,782
Less merger related and repositioning expenses	(4,186)	389	1,234	8,069	6,494	5,506	34,823
Less prepayment fees on interest bearing liabilities	—	—	—	85	—	85	—
Less loss on low to moderate income real estate investment	—	—	—	—	—	—	2,124
Less contingent consideration expense - Celtic acquisition	—	—	—	—	—	—	10,600
Less contribution to MB Financial Charitable Foundation	—	—	—	—	3,250	—	3,250
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Non-interest expense - as adjusted	130,852	134,749	131,496	131,460	130,445	528,557	385,156

Non-interest income	75,625	82,251	82,949	81,268	83,678	322,093	221,305
Less net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Less net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Less gain on extinguishment of debt	—	—	—	—	—	—	1,895
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Non-interest income - as adjusted	75,063	82,751	83,033	81,418	79,396	322,265	217,654
Less tax equivalent adjustment on the increase in cash surrender value of life insurance	465	459	450	452	466	1,826	1,821
Net non-interest expense	$55,324	$51,539	$48,013	$49,590	$50,583	$204,466	$165,681

Average assets	$15,244,633	$15,059,429	$14,631,999	$14,363,244	$14,466,066	$14,827,884	$11,420,144

Annualized net non-interest expense to average assets	1.44%	1.36%	1.32%	1.40%	1.39%	1.38%	1.45%

Annualized net non-interest expense to average assets (without adjustments)	1.34%	1.37%	1.36%	1.66%	1.56%	1.43%	1.89%

Core Non-interest Income to Revenues Ratio Calculation (Dollars in Thousands)

						Year Ended
						December 31,
	4Q15	3Q15	2Q15	1Q15	4Q14	2015	2014
Non-interest income	$75,625	$82,251	$82,949	$81,268	$83,678	$322,093	$221,305
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	465	459	450	452	466	1,826	1,821
Less net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Less net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Less gain on extinguishment of debt	—	—	—	—	—	—	1,895
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Non-interest income - as adjusted	$75,528	$83,210	$83,483	$81,870	$79,862	$324,091	$219,475

Net interest income	$121,769	$115,969	$114,473	$113,395	$119,811	$465,606	$350,823
Tax equivalent adjustment	7,307	7,019	6,676	6,078	6,246	27,080	23,591
Net interest income on a fully tax equivalent basis	129,076	122,988	121,149	119,473	126,057	492,686	374,414
Plus non-interest income	75,625	82,251	82,949	81,268	83,678	322,093	221,305
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	465	459	450	452	466	1,826	1,821
Less net (loss) gain on investment securities	(3)	371	(84)	(460)	491	(176)	(2,525)
Less net gain (loss) on sale of other assets	—	1	(7)	4	3,476	(2)	3,452
Less gain on extinguishment of debt	—	—	—	—	—	—	1,895
Less increase (decrease) in market value of assets held in trust for deferred compensation	565	(872)	7	306	315	6	829
Total revenue - as adjusted and on a fully tax equivalent basis	$204,604	$206,198	$204,632	$201,343	$205,919	$816,777	$593,889

Total revenue - unadjusted	$197,394	$198,220	$197,422	$194,663	$203,489	$787,699	$572,128

Core non-interest income to revenues ratio	36.91%	40.35%	40.80%	40.66%	38.78%	39.68%	36.96%

Non-interest income to revenues ratio (without adjustments)	38.31%	41.49%	42.02%	41.75%	41.12%	40.89%	38.68%

NET INTEREST MARGIN

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, and the resultant costs, expressed both in dollars and rates (dollars in thousands):

	4Q15			4Q14			3Q15
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:
Loans held for sale	$681,682	$6,276	3.68%	$604,196	5,850	3.87%	$841,663	$7,904	3.76%
Loans (1) (2) (3):
Commercial related credits
Commercial	3,492,161	35,890	4.02	3,110,016	34,609	4.35	3,372,279	34,481	4.00
Commercial loans collateralized by assignment of lease payments	1,708,404	15,901	3.72	1,642,427	15,280	3.72	1,674,939	15,647	3.74
Real estate commercial	2,627,004	27,759	4.13	2,611,410	30,249	4.53	2,568,539	27,558	4.20
Real estate construction	274,188	3,736	5.33	232,679	3,996	6.72	210,506	2,431	4.52
Total commercial related credits	8,101,757	83,286	4.02	7,596,532	84,134	4.33	7,826,263	80,117	4.01
Other loans
Real estate residential	612,275	5,490	3.59	503,211	4,897	3.89	566,115	5,152	3.64
Home equity	219,440	2,142	3.87	256,933	2,711	4.19	226,365	2,298	4.03
Indirect	365,744	4,403	4.78	273,063	3,660	5.32	325,323	4,017	4.90
Consumer loans	83,869	777	3.67	75,264	785	4.14	85,044	807	3.76
Total other loans	1,281,328	12,812	3.97	1,108,471	12,053	4.31	1,202,847	12,274	4.05
Total loans, excluding purchased credit-impaired loans	9,383,085	96,098	4.06	8,705,003	96,187	4.38	9,029,110	92,391	4.06
Purchased credit-impaired loans	154,562	7,766	19.93	273,136	5,883	8.55	156,309	3,791	9.62
Total loans	9,537,647	103,864	4.32	8,978,139	102,070	4.51	9,185,419	96,182	4.15
Taxable investment securities	1,510,047	9,708	2.57	1,649,937	10,651	2.58	1,543,434	9,655	2.50
Investment securities exempt from federal income taxes (3)	1,383,592	16,875	4.88	1,144,497	14,458	5.05	1,356,702	16,541	4.88
Federal funds sold	100	1	1.00	551	2	0.71	38	—	1.00
Other interest earning deposits	141,891	110	0.31	105,446	62	0.23	138,542	89	0.25
Total interest earning assets	$13,254,959	$136,834	4.10	$12,482,766	$133,093	4.23	$13,065,798	$130,371	3.96
Non-interest earning assets	1,989,674			1,983,300			1,993,631
Total assets	$15,244,633			$14,466,066			$15,059,429
Interest Bearing Liabilities:
Core funding:
Money market and NOW accounts	$4,214,099	$1,999	0.19%	$4,023,657	$1,600	0.16%	$4,119,625	$1,832	0.18%
Savings accounts	959,049	123	0.05	936,960	118	0.05	965,060	124	0.05
Certificates of deposit	1,245,947	1,431	0.46	1,563,011	1,537	0.39	1,304,516	1,450	0.44
Customer repurchase agreements	230,412	115	0.20	241,653	119	0.20	244,845	114	0.18
Total core funding	6,649,507	3,668	0.22	6,765,281	3,374	0.20	6,634,046	3,520	0.21
Wholesale funding:
Brokered accounts (includes fee expense)	492,839	1,804	1.45	606,166	1,634	1.07	427,649	1,696	1.57
Other borrowings	1,031,301	2,286	0.87	688,418	2,028	1.15	1,117,166	2,167	0.76
Total wholesale funding	1,524,140	4,090	1.06	1,294,584	3,662	1.08	1,544,815	3,863	0.99
Total interest bearing liabilities	$8,173,647	$7,758	0.38	$8,059,865	$7,036	0.35	$8,178,861	$7,383	0.36
Non-interest bearing deposits	4,617,076			4,072,797			4,428,065
Other non-interest bearing liabilities	392,858			316,294			378,276
Stockholders' equity	2,061,052			2,017,110			2,074,227
Total liabilities and stockholders' equity	$15,244,633			$14,466,066			$15,059,429
Net interest income/interest rate spread (4)		$129,076	3.72%		$126,057	3.88%		$122,988	3.60%
Taxable equivalent adjustment		7,307			6,246			7,019
Net interest income, as reported		$121,769			$119,811			$115,969
Net interest margin (5)			3.64%			3.81%			3.52%
Tax equivalent effect			0.22%			0.20%			0.21%
Net interest margin on a fully tax equivalent basis (5)			3.86%			4.01%			3.73%

(1)	Non-accrual loans are included in average loans.

(2)	Interest income includes amortization of deferred loan origination fees and costs.

(3)	Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

The following table presents, for the years indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, and the resultant costs, expressed both in dollars and rates (dollars in thousands):

	Year Ended December 31,
	2015			2014
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:
Loans held for sale	$740,975	$26,804	3.62%	$231,555	8,676	3.75%
Loans (1) (2) (3):
Commercial related credits
Commercial	$3,342,090	$137,878	4.07%	$1,928,491	82,369	4.21%
Commercial loans collateralized by assignment of lease payments	1,666,611	62,221	3.73	1,540,635	58,961	3.83
Real estate commercial	2,564,506	110,009	4.23	1,995,903	88,802	4.39
Real estate construction	217,181	12,637	5.74	169,547	9,113	5.30
Total commercial related credits	7,790,388	322,745	4.09	5,634,576	239,245	4.19
Other loans
Real estate residential	546,511	20,455	3.74	383,117	15,279	3.99
Home equity	231,464	9,209	3.98	256,240	10,650	4.16
Indirect	311,418	15,674	5.03	270,281	14,277	5.28
Consumer loans	79,416	3,161	3.98	68,292	2,960	4.33
Total other loans	1,168,809	48,499	4.15	977,930	43,166	4.41
Total loans, excluding purchased credit-impaired loans	8,959,197	371,244	4.14	6,612,506	282,411	4.27
Purchased credit-impaired loans	188,082	20,611	10.96	218,677	14,821	6.78
Total loans	9,147,279	391,855	4.28	6,831,183	297,232	4.35
Taxable investment securities	1,538,709	39,299	2.55	1,549,954	38,619	2.49
Investment securities exempt from federal income taxes (3)	1,282,909	63,037	4.91	1,034,274	53,524	5.18
Federal funds sold	70	1	0.99	6,575	25	0.38
Other interest earning deposits	117,344	318	0.27	270,578	663	0.25
Total interest earning assets	$12,827,286	$521,314	4.06	$9,924,119	$398,739	4.02
Non-interest earning assets	2,000,598			1,496,025
Total assets	$14,827,884			$11,420,144
Interest Bearing Liabilities:
Core funding:
Money market and NOW accounts	$4,053,848	$7,060	0.17%	$3,291,808	$4,815	0.15%
Savings accounts	962,221	502	0.05	893,861	453	0.05
Certificates of deposit	1,317,689	5,593	0.42	1,336,777	5,210	0.40
Customer repurchase agreements	240,737	452	0.19	206,861	412	0.20
Total core funding	6,574,495	13,607	0.21	5,729,307	10,890	0.19
Wholesale funding:
Brokered accounts (includes fee expense)	452,290	6,503	1.44	368,144	6,549	1.78
Other borrowings	990,784	8,518	0.85	448,927	6,886	1.51
Total wholesale funding	1,443,074	15,021	1.04	817,071	13,435	1.53
Total interest bearing liabilities	$8,017,569	$28,628	0.36	$6,546,378	$24,325	0.37
Non-interest bearing deposits	4,381,030			3,029,464
Other non-interest bearing liabilities	370,373			249,702
Stockholders' equity	2,058,912			1,594,600
Total liabilities and stockholders' equity	$14,827,884			$11,420,144
Net interest income/interest rate spread (4)		$492,686	3.70%		$374,414	3.65%
Taxable equivalent adjustment		27,080			23,591
Net interest income, as reported		$465,606			$350,823
Net interest margin (5)			3.63%			3.54%
Tax equivalent effect			0.21%			0.23%
Net interest margin on a fully tax equivalent basis (5)			3.84%			3.77%

(1)	Non-accrual loans are included in average loans.

(2)	Interest income includes amortization of deferred loan origination fees and costs.

(3)	Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

The table below reflects the impact the acquisition accounting loan discount accretion on Taylor Capital loans had on the loan yield and net interest margin on a fully tax equivalent basis for the three months ended December 31, 2015, December 31, 2014 and September 30, 2015:

	4Q15			4Q14			3Q15
	Average Balance	Interest	Yield	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Loan yield excluding acquisition accounting discount accretion on Taylor Capital loans:
Total loans, as reported	$9,537,647	$103,864	4.32%	$8,978,139	$102,070	4.51%	$9,185,419	$96,182	4.15%
Less acquisition accounting discount accretion on non-PCI loans	(37,865)	6,193		(65,975)	10,082		(43,899)	5,875
Less acquisition accounting discount accretion on PCI loans	(28,037)	3,510		(37,534)	833		(31,745)	1,533
Total loans, excluding acquisition accounting discount accretion on Taylor Capital loans	$9,603,549	$94,161	3.89%	$9,081,648	$91,155	3.98%	$9,261,063	$88,774	3.80%

Net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans:
Total interest earning assets, as reported	$13,254,959	$129,076	3.86%	$12,482,766	$126,057	4.01%	$13,065,798	$122,988	3.73%
Less acquisition accounting discount accretion on non-PCI loans	(37,865)	6,193		(65,975)	10,082		(43,899)	5,875
Less acquisition accounting discount accretion on PCI loans	(28,037)	3,510		(37,534)	833		(31,745)	1,533
Total interest earning assets/net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans	$13,320,861	$119,373	3.56%	$12,586,275	$115,142	3.63%	$13,141,442	$115,580	3.49%

The table below reflects the impact the acquisition accounting loan discount accretion on Taylor Capital loans had on the loan yield and net interest margin on a fully tax equivalent basis for the year ended December 31, 2015 and 2014 (dollars in thousands):

	Year Ended December 31,
	2015			2014
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Loan yield excluding acquisition accounting discount accretion on Taylor Capital loans:
Total loans, as reported	$9,147,279	$391,855	4.28%	$6,831,183	$297,232	4.35%
Less acquisition accounting discount accretion on non-PCI loans	(47,410)	27,008		(25,523)	15,879
Less acquisition accounting discount accretion on PCI loans	(32,326)	6,631		(14,144)	1,210
Total loans, excluding acquisition accounting discount accretion on Taylor Capital loans	$9,227,015	$358,216	3.88%	$6,870,850	$280,143	4.08%

Net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans:
Total interest earning assets, as reported	$12,827,286	$492,686	3.84%	$9,924,119	$374,414	3.77%
Less acquisition accounting discount accretion on non-PCI loans	(47,410)	27,008		(25,523)	15,879
Less acquisition accounting discount accretion on PCI loans	(32,326)	6,631		(14,144)	1,210
Total interest earning assets/net interest margin on a fully tax equivalent basis, excluding acquisition accounting discount accretion on Taylor Capital loans	$12,907,022	$459,047	3.56%	$9,963,786	$357,325	3.59%

Provision for credit losses will be recognized on acquired Taylor Capital loans as they renew and will largely offset the positive impact of the loan discount accretion on non-purchased credit-impaired loans. During the fourth quarter of 2015, no provision for credit losses was recorded compared to $4.1 million recorded in the third quarter of 2015 related to acquired Taylor Capital loans. No provision was recorded due to better than expected credit performance as well as favorable changes in portfolio mix and loan risk ratings.

The table below reflects the impact that the loan discount accretion and provision for credit losses on Taylor Capital loans had on earnings for the three months ended December 31, 2015 and September 30, 2015 (dollars in thousands):

	4Q15	3Q15
Acquisition accounting discount accretion on Taylor Capital loans	$9,703	$7,408
Provision for credit losses on Taylor Capital loans	—	4,133
Earnings impact of discount accretion and merger related provision	9,703	3,275
Tax expense	3,850	1,300
Earnings impact of discount accretion and merger related provision, net of tax	$5,853	$1,975